Form 40-F
period 2007-12-31
ENDEAVOUR SILVER CORP
filed 2008-04-07
CIK 1277866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[x] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007	Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Exact name of registrant as specified in its charter)

Province of British Columbia,	1040 (Silver mining)	Not Applicable
Canada	(Primary Standard Industrial Classification	(I.R.S. Employer
(Province or Other Jurisdiction of	Code)	Identification No.)
Incorporation or Organization)

#301 – 700 West Pender Street
Vancouver, BC, Canada, V6C 1G8
(604) 685-9775
(Address and telephone number of registrant’s principal executive offices)

Dorsey & Whitney LLP
Republic Plaza Building
370 Seventeenth Street, Suite 4700
(303) 629-3400
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares without par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable

For annual reports, indicate by check mark the information filed with this form:

[x] Annual Information Form	[x] Audited Annual Financial Statements

As at December 31, 2007, 48,982,146 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. [ ] Yes [x] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [x] Yes [ ] No

EXPLANATORY NOTE

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F as Exhibit 2, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 17 of the audited consolidated financial statements of the Company.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2007, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN$0.9881.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form filed as Exhibit 1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Accordingly, information contained in this report and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form (“AIF”) for the fiscal year ended December 31, 2007 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006 and the ten months ended December 31, 2005, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States generally accepted accounting principles, see Note 17 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management conducted an evaluation, including the CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a -15(b) of the Exchange Act. Based upon that evaluation, and in light of the Company’s material weaknesses in internal controls over financial reporting described below, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of the end of the period covered by this report due to the material weaknesses in the Company’s internal controls over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2007, the Company did not maintain effective internal control over financial reporting due to the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

(1) Control Environment

The Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the Company did not define nor communicate authority limits for entering into or approving contracts, making capital expenditures, or approving invoices for purchases, or develop policies and procedures to address the risk of management override. This applied to both the Canadian head office and Mexican operations. Further, the Company did not define nor communicate guidelines regarding investments in marketable securities. None of these control deficiencies by themselves directly resulted in a misstatement to the financial statements, however, deficiencies in the control environment are pervasive in nature and this material weakness was a contributing factor in other material weaknesses described below.

(2) Information & Communication

The Company did not maintain adequate controls to facilitate the flow of information used in financial reporting throughout the organization. Specifically, the Company did not effectively communicate employees’ duties over financial reporting. In addition, the Company does not have effective controls over the translation of all contracts and communication of them to appropriate personnel for consideration of financial reporting implications, in particular commitments and contingencies and mineral property acquisition costs. These control deficiencies did not result in adjustments to the financial statements, however, they are pervasive in nature and create a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

(3) Foreign Exchange

The Company’s controls over foreign currency translation are not designed effectively. Specifically, a cash account was not translated into the reporting currency and the Company’s foreign exchange account reconciliation control was insufficiently precise to detect the error. This resulted in a material adjustment to cash and foreign exchange gain and creates a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

(4) Income Tax Accounting

The Company did not maintain effective controls over accounting for Mexican income taxes. Specifically, the Company did not have personnel with adequate expertise in accounting for Mexican taxes. This deficiency resulted in material adjustments to current and future income tax expense and recovery and current and future income taxes payable. This deficiency results in a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements, has issued an audit report on the Company’s internal control over financial reporting which is included with the financial statements.

MANAGEMENT’S REMEDIATION INITIATIVES

Actions implemented or planned for 2008 included:

(1) Control Environment

During the first quarter of, 2008 management has developed and communicated an authority limit policy, a capital expenditure policy and an investment policy. Management is in the process of developing policies and procedures to address the risk of management override and communicate the authority limit policy to all personnel.

(2) Information & Communication

Management is in the process of implementing controls so that all Spanish language contracts will have certified English translations which will be maintained in the corporate office and that will be reviewed by either the CEO or COO and either the CFO or Controller.

(3) Foreign Exchange

Management is in the process of designing and implementing a more precise foreign exchange translation review control.

(4) Income taxes

Management plans to engage the services of international tax consultants to assist with the preparation of the Mexican tax provision.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

As required by Rule 13a-15(d) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the fiscal year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2007, the Company implemented the following changes to internal control over financial reporting:

  An external accounting firm was hired to support the accounting staff in Mexico to perform routine processing for the months of October and November. During this period a Controller and additional accounting staff was recruited to expand the capacity of our financial reporting team. The corporate office also supported this process with the Chief Operating Officer, Chief Financial Officer, and Corporate Controller spending greater amounts of time in the Mexican operations during the last quarter.

  Changes were made on the information technology processes and infrastructure that added more security and improved communication regarding company data. A company network was put into place to allow the accounting and operational department to keep their information on the network. This network allowed significant files to be secured, centrally stored and backed up for safekeeping. All the accounting and key operational personnel were moved onto the network by year-end. The security for the servers that contained the financial accounting systems at the Corporate and operational offices was strengthened and access provided to only authorized personnel.

Except for the changes discussed above, there have been no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors” or “Board”) is responsible for the Company’s Corporate Governance policies and has separately designated standing Compensation, Nominating and Audit Committees. The Company’s Board of Directors has determined that all the members of the Compensation, Nominating, and Audit Committees are independent, based on the criteria for independence and unrelatedness prescribed by the Sarbanes-Oxley Act of 2002, section 10A(m)(3) and Rules of the American Stock Exchange (“AMEX”) Company Guide.

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended to the board for determination by the Compensation Committee. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation for directors and others and the composition of compensation packages. The Company’s CEO cannot be present during the Committee’s deliberations or vote. The Compensation Committee is composed of three independent directors: Geoffrey Handley, Leonard Harris and Mario Szotlender. The Company’s Compensation Committee Charter is available on the Company’s website at www.edrsilver.com.

Nominating Committee

Nominees for the election to the Board of Directors are recommended by the Nominating Committee. The Nominating Committee is charged with the responsibility of, among other things, establishing the criteria for the selection of new directors, identifying qualified individuals to be presented to the Board and/or the Company’s shareholders, monitoring the orientation and continued education of the Company’s directors, reviewing the Board’s committee structure and making recommendations for committee member service. The Company has adopted a formal written board resolution addressing the nomination process and such related matters as may be required under federal securities laws. The Nominating Committee is composed of three independent directors: Geoffrey Handley, Leonard Harris, and Mario Szotlender. The Nominating Committee Charter is available on the Company’s website at www.edrsilver.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is comprised of:

  Geoffrey Handley
  Rex McLennan
  Mario Szotlender

In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and Rules 121 and 803A of the AMEX Company Guide and are financially literate. The Audit Committee meets the composition requirements set forth by AMEX Rule 803(B)(2).

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the President (“COO”), the CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company. In addition, the Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible. The Company’s Audit Committee Charter is available on the Company’s website at www.edrsilver.com.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Rex McLennan qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent as defined by the Exchange Act Rule 10A-3 and Rules 121 and 803A of AMEX Company Guide.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by KPMG LLP and its affiliates, Chartered Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2007	2006
Audit Fees (1)	CAD $540,000	CAD $180,000
Audit Related Fees (2)	$57,000	$98,000
Tax Fees (3)	$16,420	$0
All other fees (4)	$0	$0
Total	CAD $613,420	CAD $278,000

(1) Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements and services provided for statutory and regulatory filings or engagements
(2) Audit-related fees were paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s financial statements that are not included in Audit Fees.
(3) Tax compliance, taxation advice and tax planning for international operations.
(4) The aggregate fees billed in each of the last two fiscal years for products and services provided by the auditor, other than the services reported above

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2007 have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees, which is available to any person, without charge, by written request to the Company’s Secretary at its principal executive office at #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8. The Code of Business Conduct and Ethics is also available on the Company’s website at www.edrsilver.com.

During the fiscal year ended December 31, 2007, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2007 information with respect to the Company’s known contractual obligations.

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	US$1,056,000	US$264,000	US$792,000	Nil	Nil
Exploration Obligations	US$400,000	US$200,000	US$200,000	Nil	Nil
Purchase Obligations)	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under Canadian GAAP	US$1,578,000	Nil	US$680,000	Nil	US$898,000
TOTAL	US$3,034,000	US$464,000	US$1,672,000	Nil	US$898,000

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2007 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on AMEX. Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

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

In addition, the Company may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.edrsilver.com. Information contained on the Company’s website is not part of this annual report.

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

CONSENT TO SERVICE OF PROCESS

     The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on November 14, 2006, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

EXHIBITS

1.	Annual Information Form of the Company for the year ended December 31, 2007

2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:

Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting

Consolidated Balance Sheets as of December 31, 2007 and 2006;

Consolidated Statement of Loss for the year ended December 31, 2007, year ended December 31, 2006 and the ten months ended December 31, 2005

Consolidated Statement of Shareholders’ Equity and Deficit for the year ended December 31, 2007, the year ended December 31, 2006 and the ten months ended December 31, 2005

Consolidated Statements of Cash Flow for the year ended December 31, 2007, the year ended December 31, 2006 and the ten months ended December 31, 2005

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 17)

3.	Management’s Discussion and Analysis

CERTIFICATIONS

4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CONSENTS

8.	Consent of William Lewis, B.Sc., P.Geo. of Micon International Ltd (“Micon”)

9.	Consent of Jim Leader, P.Eng of Micon

10.	Consent of Dibya Kanti Mukhopadhyay, Member AusIMM of Micon

11.	Consent of Michael Beare, C. Eng., B.Eng. (Mining) MIMMM, of SRK Consulting (UK) Limited

12.	Consent of Martin Pittuck, M. Sc., MIMMM, of SRK Consulting (UK) Limited

13.	Consent of Barry Devlin, M.Sc., P.Geo., VP Exploration for Endeavour Silver Corp.

14.	Consent of KPMG LLP

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

	By:	/s/ Bradford Cooke
	Name:	Bradford Cooke
	Title:	Chairman and Chief Executive Officer

Date: April 4, 2008