Form 40-F/A
period 2007-12-31
ENDEAVOUR SILVER CORP
filed 2008-10-10
CIK 1277866

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 40-F/A

(Amendment No. 1)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007 Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.

(Exact name of registrant as specified in its charter)

Province of British Columbia, Canada (Province or Other Jurisdiction of Incorporation or Organization)	1040 (Silver mining) (Primary Standard Industrial Classification Code)	Not Applicable (I.R.S. Employer Identification No.)

#301 – 700 West Pender Street

Vancouver, BC, Canada, V6C 1G8

(604) 685-9775

(Address and telephone number of registrant’s principal executive offices)

Dorsey & Whitney LLP

Republic Plaza Building

370 Seventeenth Street, Suite 4700

Denver, Colorado 80202-5647

(303) 629-3400

(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common shares without par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not applicable

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

As at December 31, 2007, 48,982,146 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.   ☐ Yes  ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes     ☐ No

EXPLANATORY NOTE

This amendment number one to our annual report on Form 40-F is being filed to clarify certain information relating to management of the Company’s determination that material weaknesses exist in the Company’s internal control over financial reporting under the section headings “Management’s Report on Internal Control over Financial Reporting”, “Management’s Remediation Initiatives” and “Changes in Internal Control over Financial Reporting”. Amendments to these sections reflect actions taken by management of the Company to date to rectify the material weaknesses discovered during management’s review of internal control over financial reporting for the fiscal year ended December 31, 2007. No other sections of this annual report on Form 40-F have been amended, revised, or updated.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward- looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to precious and base metal price fluctuations;
•	risks related to the inherently dangerous activity of mining, including conditions or events beyond our control;
•	uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
•

risks related to our reserves and resources figures being estimates based on interpretations and assumptions which may result less mineral production under actual conditions than is currently estimated;

•	risks related to governmental regulations;
•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	uncertainty in our ability to obtain necessary financing;
•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to differences between U.S. and Canadian practices for reporting resources and reserves;
•	risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability; and
•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

NOTE: This section has been amended to clarify certain information relating to management of the Company’s determination that material weaknesses exist in the Company’s internal control over financial reporting.

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

The Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout the organization. Specifically, the Company did not define nor communicate authority limits for entering into or approving contracts, making capital expenditures, or approving invoices for purchases, or develop policies and procedures to address the risk of management override. This applied to both the Canadian head office and Mexican operations. Further, the Company did not define nor communicate guidelines regarding investments in marketable securities. None of these control deficiencies by themselves directly resulted in a misstatement to the financial statements, however, deficiencies in the control environment are pervasive in nature and this material weakness was a contributing factor in other material weaknesses described below. Management initially identified the deficiency in November and determined the deficiencies existed during its evaluation of the Company’s internal control over financial reporting completed during March of 2008.

(2)	Information & Communication

The Company did not maintain adequate controls to facilitate the flow of information used in financial reporting throughout the organization. Specifically, management determined during its evaluation of the Company’s internal control over financial reporting completed during March of 2008 that the Company did not effectively communicate employees’ duties over financial reporting. In addition, the Company does not have effective controls over the translation of all contracts and communication of them to appropriate personnel for consideration of financial reporting implications, in particular commitments and contingencies and mineral property acquisition costs. These control deficiencies did not result in adjustments to the financial statements, however, they are pervasive in nature and create a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

(3)	Foreign Exchange

The Company’s controls over foreign currency translation are not designed effectively. Specifically the Company’s independent auditors determined during their integrated audit of the Company’s internal control over financial reporting and financial statements for the year ended December 31, 2007, from January to March of 2008, and the Company’s management agreed , that a cash account was not translated into the reporting currency and the Company’s foreign exchange account reconciliation control was insufficiently precise to detect the error. This resulted in a material adjustment to cash and foreign exchange gain and creates a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

(4)	Income Tax Accounting

The Company did not maintain effective controls over accounting for Mexican income taxes. Specifically, the Company’s independent auditors determined during their integrated audit of the Company’s internal control over financial reporting and financial statements for the year ended December 31, 2007, from January to March of 2008, and the Company’s management agreed that the Company did not have personnel with adequate expertise in accounting for Mexican taxes. This deficiency resulted in material adjustments to current and future income tax expense and recovery and current and future income taxes payable. This deficiency results in a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis.

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements, has issued an audit report on the Company’s internal control over financial reporting which is included with the financial statements.

MANAGEMENT’S REMEDIATION INITIATIVES

NOTE: This section has been amended to clarify certain information relating to management of the Company’s determination that material weaknesses exist in the Company’s internal control over financial reporting.

Actions implemented or planned for 2008 included:

(1)	Control Environment

During January of 2008 management completed and communicated an authority limit policy, a capital expenditure policy and an investment policy. In March 2008, ,management developed policies and procedures to address the risk of management override and communicated the authority limit policy to all personnel. The costs associated with the corrective actions was deemed by management to be immaterial to the Company.

(2)	Information & Communication

Management implemented controls in March 2008 so that all Spanish language contracts will have certified English translations which will be maintained in the corporate office and that will be reviewed by either the CEO or COO and either the CFO or Controller. In the first quarter of 2008, management increased finance staff and increased the frequency of management and finance meetings to improve communication of employees’ duties over financial reporting. The costs associated with these corrective actions was deemed by management to be immaterial to the Company.

(3)	Foreign Exchange

In April 2008, management designed and implemented a more precise foreign exchange translation review control with no additional costs to the Company.

(4)	Income taxes

Management engaged the services of international tax consultants to assist with the preparation of the Mexican tax provision in May 2008 for future reporting requirements. The costs associated with the corrective actions is deemed by management to be immaterial to the Company.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

NOTE: This section has been amended to clarify certain information relating to management of the Company’s determination that material weaknesses exist in the Company’s internal control over financial reporting.

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

During the period covered by this report, the fiscal year ended December 31 2007, the Company implemented the following changes to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

▪

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

▪

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

•	Geoffrey Handley
•	Rex McLennan
•	Mario Szotlender

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

EXHIBITS
1.*	Annual Information Form of the Company for the year ended December 31, 2007
2.*	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this Report:
Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2007 and 2006
Consolidated Statement of Loss for the year ended December 31, 2007, year ended December 31, 2006 and the ten months ended December 31, 2005
Consolidated Statement of Shareholders’ Equity and Deficit for the year ended December 31, 2007, the year ended December 31, 2006 and the ten months ended December 31, 2005
Consolidated Statements of Cash Flow for the year ended December 31, 2007, the year ended December 31, 2006 and the ten months ended December 31, 2005

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 17)
3.*	Management’s Discussion and Analysis
CERTIFICATIONS
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
CONSENTS
8.*	Consent of William Lewis, B.Sc., P.Geo. of Micon International Ltd (“Micon”)
9.*	Consent of Jim Leader, P.Eng of Micon
10.*	Consent of Dibya Kanti Mukhopadhyay, Member AusIMM of Micon
11.*	Consent of Michael Beare, C. Eng., B.Eng. (Mining) MIMMM, of SRK Consulting (UK) Limited
12.*	Consent of Martin Pittuck, M. Sc., MIMMM, of SRK Consulting (UK) Limited
13.*	Consent of Barry Devlin, M.Sc., P.Geo., VP Exploration for Endeavour Silver Corp.
14.	Consent of KPMG LLP
*	Previously filed with the Commision on Form 40-F on April 7, 2008

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:__/s/ Bradford Cooke

Name:	Bradford Cooke
Title:	Chairman and Chief Executive Officer

Date: October 10, 2008

EXHIBIT 4

CERTIFICATION

I, Bradford Cook, certify that:

1	I have reviewed this annual report on Form 40-F/A of Endeavour Silver Corp.;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.         The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-5(f) for the issuer and have:

(a)        Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)         Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)        Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.         The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)        Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: October 10, 2008	By:	/s/ Bradford Cooke Bradford Cooke Chief Executive Officer (Principal Executive Officer)

EXHIBIT 5

CERTIFICATION

I, Dan Dickson, certify that:

1	I have reviewed this annual report on Form 40-F/A of Endeavour Silver Corp.;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.         The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-5(f) for the issuer and have:

(a)        Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)       Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)         Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)        Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.         The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)        Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: October 10, 2008	By:	/s/ Dan Dickson Dan Dickson Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT 6

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Endeavour Silver Corp. (the “Company”) on Form 40-F/A for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Bradford Cooke, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 10, 2008	/s/ Bradford Cooke
Bradford Cooke
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Endeavour Silver Corp. and will be retained by Endeavour Silver Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Endeavour Silver Corp. (the “Company”) on Form 40-F/A for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, W.R. (Bill) Franklin, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)        The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)        The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 10, 2008
/s/ Dan Dickson
Dan Dickson
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Endeavour Silver Corp. and will be retained by Endeavour Silver Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 14

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Endeavour Silver Corp.

We consent to the inclusion in this amended annual report on Form 40-F/A of:

– our auditors' report dated April 2, 2008 on the consolidated balance sheets of Endeavour Silver Corp. (the Company) as at December 31, 2007 and December 31, 2006, and the consolidated statements of operations and comprehensive income, shareholders' equity and deficit, and cash flows for each of the years in the two-year period ended December 31, 2007 and the ten-month period ended December 31, 2005.

– our Report of Independent Registered Public Accounting Firm dated April 2, 2008 on the Company's internal control over financial reporting as of December 31, 2007.

each of which is contained in this amended annual report on Form 40-F/A of the Company for the fiscal year ended December 31, 2007.

KPMG LLP

Chartered Accountants

Vancouver, Canada

October 10, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.