Form 40-F/A
period 2008-12-31
ENDEAVOUR SILVER CORP
filed 2010-01-19
CIK 1277866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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
	Classification Code)

#301-700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8
(604) 685-9775
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP	Copies to:
Republic Plaza Building, Suite 4700	Kenneth G. Sam
370 Seventeenth Street	Dorsey & Whitney LLP
Denver, Colorado 80202	Republic Plaza Building, Suite 4700
(303) 629-3400	370 Seventeenth Street
(Name, address (including zip code) and telephone number	Denver, Colorado 80202
(including area code) of agent for service in the United States)	(303) 629-3445

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

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

EXPLANATORY NOTE

This amendment number one to the Company’s annual report on Form 40-F is being filed to clarify certain information relating to management of the Company’s determination that material changes occured in the Company’s internal control over financial reporting under the section heading “Changes in Internal Control over Financial Reporting”. Additionally, the Company is amending its disclosure under the section heading “Contractual Obligations” to clarify the nature of the Company’s “Other Long-Term Liabilities.” No other sections of this annual report on Form 40-F have been amended, revised, or updated.

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

There have been material changes that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The $1.4 million is the discounted cost estimate to settle The Company’s reclamation costs of the Guanacevi mine and Guanajuato mine. These costs include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

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

Consolidated Statements of Cash Flow for the year ended December 31, 2008, the year ended December 31, 2007 and the year ended December 31, 2006

Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 20)

3.*	Management’s Discussion and Analysis

Certifications

4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

8.*	Consents of William Lewis, B.Sc., P.Geo. of Micon International Ltd (“Micon”)

9.*	Consents of Robert J. Leader, P.Eng of Micon

10.*	Consent of Dibya Kanti Mukhopadhyay, Member AusIMM of Micon

11.*	Consents of Charley Murahwi, M.Sc., P.Geo, MAusIMM of Micon

12.*	Consent of KPMG LLP

* Previously filed with the Company’s annual report on Form 40-F, as filed with the Commission on March 31, 2009.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:      /s/ Bradford Cooke
Name: Bradford Cooke
Title:   Chairman and Chief Executive Officer

Date: January 18, 2010