Form 40-F
period 2009-12-31
ENDEAVOUR SILVER CORP
filed 2010-03-24
CIK 1277866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

Commission file number: 001-33153

ENDEAVOUR SILVER CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

#301-700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8
(604) 685-9775
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP	Copies to:
Republic Plaza Building, Suite 4700	Kenneth G. Sam
370 Seventeenth Street	Dorsey & Whitney LLP
Denver, Colorado 80202	Republic Plaza Building, Suite 4700
(303) 629-3400	370 Seventeenth Street
(Name, address (including zip code) and telephone number (including area	Denver, Colorado 80202
code) of agent for service in the United States)	(303) 629-3445

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:
[ x ] Annual Information Form	[ ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2009, 60,626,203 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule. Yes [     ] No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [ x ]   No [     ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [     ]  No [     ]

EXPLANATORY NOTE

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2009, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = Cdn.$1.0461.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2009 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2009, 2008 and 2007, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 20 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2009, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2009. In this annual report, the Company’s independent registered public accounting firm, KPMG LLP (“KPMG”), has provided its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. KPMG has also audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor’s Attestation Report

KPMG’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed in Exhibit 2 and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. There have been no changes that occurred during the Company’s fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board of Directors”) is responsible for the Company’s Corporate Governance policies and has separately designated standing Compensation, Corporate Governance and Nominating and Audit Committees. The Board of Directors has determined that all the members of the Compensation, Corporate Governance and Nominating, and Audit Committees are independent, based on the criteria for independence and unrelatedness set forth in section 803 of the NYSE Amex Company Guide.

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

Corporate Governance and Nominating Committee

The Company’s Corporate Governance and Nominating Committee is tasked with (a) developing and recommending to the Board of Directors corporate governance principles applicable to the Company; (b) identifying and recommending qualified individuals for nomination to the Board of Directors; and (c) providing such assistance as the Chair of the Board of Directors, if independent, or alternatively the lead director of the Board of Directors, may require. The Corporate Governance and Nominating Committee is composed of three independent directors: Geoffrey Handley (Chair), Leonard Harris, and Mario Szotlender. The Corporate Governance and Nominating Committee Charter is available on the Company’s website at www.edrsilver.com.

The principal corporate governance responsibilities of the Corporate Governance and Nominating Committee include the following:

a)	reviewing and reassessing at least annually the adequacy of the Company’s corporate governance procedures and recommending any proposed changes to the Board of Directors for approval;

b)	reviewing and recommending changes to the Board of Directors of the Company’s Code of Conduct and considering any requests for waivers from the Company’s Code of Conduct;

c)

receiving comments from all directors and reporting annually to the Board of Directors with an assessment of the Board of Director’s performance to be discussed with the full Board of Directors following the end of each fiscal year.

The principal responsibilities of the Corporate Governance and Nominating Committee for selection and nomination of director nominees include the following:

a)

in making recommendations to the Board of Directors regarding director nominees, the Corporate Governance and Nominating Committee shall consider the appropriate size of the Board of Directors; the competencies and skills that the Board of Directors considers to be necessary for the Board of Directors, as a whole, to possess; the competencies and skills that the Board of Directors considers each existing director to possess; the competencies and skills each new nominee will bring to the Board of Directors; and whether or not each new nominee can devote sufficient time and resources to the nominee’s duties as a director of the Company;

b)

developing qualification criteria for directors for recommendation to the Board of Directors and, in conjunction with the Chair of the Board of Directors (or, if the Chair is not an independent director, any lead director of the Board of Directors), the Corporate Governance and Nominating Committee shall appoint directors to the various committees of the Board of Directors;

c)

having the sole authority to retain and terminate any search firm to be used to identify director candidates or any other outside advisors considered necessary to carry out its duties and to determine the terms of such retainer;

d)

in conjunction with the Chair of the Board of Directors (or, if the Chair of the Board of Directors is not an independent director, any lead director of the Board of Directors), overseeing the evaluation of the Board of Directors and of the Company and making recommendations to the Board of Directors as appropriate.

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

	2009	2008
Assurance Fees (1)	$422,650	$440,150
Tax Fees (2)	$0	$30,448
All other fees (3)	$72,000	$0
Total*	$430,150	$470,598

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2009 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

During the fiscal year ended December 31, 2009, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2009 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease	$506	$253	$253	-	-
Promissory Note	$539	$231	$308	-	-
Other Long-Term Liabilities	$1,740	-	-	$618	$1,122
Total	$2,785	$484	$561	$618	$1,122

The $1.7 million of other long-term liabilities is the discounted cost estimate to settle the Company’s reclamation costs of the Guanacevi mine and Guanajuato mine in Mexico. These costs include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.edrsilver.com (information contained on the Company’s website is not part of this annual report) and/or in its annual report distributed to shareholders in the United States.

During the fiscal year ended December 31, 2009, the Company obtained an exemption, pursuant to Section 110 of the NYSE Amex Company Guide, from the NYSE Amex shareholder approval requirements in connection with a private placement of units of the Company in October 2009.

In accordance with Section 110 of the NYSE Amex Company, an explanation of the differences between the NYSE Amex shareholder approval requirements and the Canadian requirements applicable to the Company in connection with the private placement of units of the Company in October 2009 is as follows:

Shareholder Approval of Certain Transactions: The NYSE Amex Company Guide provides that shareholder approval is required for the participation of certain directors and senior officers (ie. insiders) in a private placement pursuant to which units will be issued at a price less than the market value because such issuance of units to insiders is considered an equity compensation arrangement. However, pursuant to the rules of the TSX, such insider participation in the Company’s private placement did not require shareholder approval as none of the insiders acquired in any private placements during the past six months securities of the Company which exceeded 10% of the outstanding common shares of the Company. In addition, the insider participation in the private placement was also exempt from the minority shareholder approval requirements of Multilateral Instrument 61-101. As shareholder approval was not required in Canada, the Company was granted an exemption from the requirements of the NYSE Amex Company Guide pursuant to Section 110 thereof.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description
Annual Information
1.	Annual Information Form of the Company for the year ended December 31, 2009
2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:
Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting
Consolidated Balance Sheets as of December 31, 2009 and 2008

Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2009, year ended December 31, 2008 and year ended December 31, 2007
Consolidated Statement of Shareholders’ Equity and Deficit for the year ended December 31, 2009, the year ended December 31, 2008 and the year ended December 31, 2007
Consolidated Statements of Cash Flow for the year ended December 31, 2009, the year ended December 31, 2008 and the year ended December 31, 2007
Notes to Consolidated Financial Statements (which includes a reconciliation with United States GAAP as Note 20)
3.	Management’s Discussion and Analysis
Certifications
4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
8.	Consents of William J. Lewis, B.Sc., P.Geo. of Micon International Ltd (“Micon”)
9.	Consents of Robert J. Leader, P.Eng of Micon
10.	Consent of Dibya Kanti Mukhopadhyay, MAusIMM of Micon
11.	Consents of Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM of Micon
12.	Consent of Ing. Alan J. San Martin, MAusIMM of Micon
13.	Consent of Thomas C. Stubens, M.A.Sc., P.Eng. of Micon
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

Date: March 23, 2010