Form 40-F
period 2011-12-31
ENDEAVOUR SILVER CORP
filed 2012-04-02
CIK 1277866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-33153

ENDEAVOUR SILVER CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
	Classification Code)

#301-700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8
(604) 685-9775
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP,	Copies to:
1400 Wewatta Street, Suite 400	Kenneth G. Sam
Denver, Colorado 80202-5549	Jason K. Brenkert
(303) 629-3400	Dorsey & Whitney LLP
(Name, address (including zip code) and telephone number (including area	1400 Wewatta Street, Suite 400
code) of agent for service in the United States)	Denver, Colorado 80202-5549
(303) 629-3400

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2011, 87,378,748 common shares of the Registrant were issued and outstanding.

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
[X] Yes     [   ] No

EXPLANATORY NOTE

Endeavour Silver Corp. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) and they are subject to IFRS auditing and auditor independence standards. Accordingly, the Company’s financial statements are not comparable to financial statements of United States companies.

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

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2011, based upon the noon exchange rate as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.017.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2011 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 4 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2011, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) of the Exchange Act. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2011. In this annual report on Form 40-F, the Company’s independent registered public accounting firm, KPMG LLP (“KPMG”), has provided its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. KPMG has also audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor’s Attestation Report

KPMG’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed in Exhibit 3 and is incorporated by reference in this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s internal control over financial reporting to determine whether any changes occurred during the period covered by this annual report on Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. There have been no changes that occurred during the Company’s fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATEGOVERNANCE

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

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended by management to the Compensation Committee, established in accordance with section 303A.05 of the NYSE Listed Company Manual, for evaluation and recommendation to the Board of Directors. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation for directors and others and the composition of compensation packages. The Company’s CEO cannot be present during the Committee’s deliberations or vote. The Compensation Committee is composed of three independent directors: Leonard Harris (Chair), Geoffrey Handley and Mario Szotlender. The Company’s Compensation Committee Charter is available on the Company’s website at www.edrsilver.com.

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

The Audit Committee meets with the Company’s President, the CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible. The Company’s Audit Committee Charter is available on the Company’s website at www.edrsilver.com.

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

	2011	2010
Assurance Fees (1)	$440,000	$542,105
Tax Fees (2)	$0	$0
All other fees (3)	$0	$53,000
Total*	$440,000	$595,105

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2011 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

During the fiscal year ended December 31, 2011, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease	$1,548	$268	$550	$565	$165
Other Long-Term Liabilities(1)	$2,729	-	884	1,845	-
Total	$4,277	$268	$1,434	$2,410	$165

(1)

The $2.7 million of other long-term liabilities is the discounted cost estimate to settle the Company’s reclamation costs of the Guanacevi mine and Guanajuato mine in Mexico. These costs include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The foregoing are consistent with the laws, customs and practices in Canada

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2011, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information

1.	Annual Information Form of the Company for the year ended December 31, 2011

2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Consolidated Statements of Financial Position as of December 31, 2011, 2010 and January 1, 2010

Consolidated Statements of Comprehensive Income for the year ended December 31, 2011 and December 31, 2010

Consolidated Statement of Changes in Equity for the years ended December 31, 2011 and December 31, 2010

Consolidated Statements of Cash Flow for the years ended December 31, 2011 and December 31, 2010

Notes to Consolidated Financial Statements

3.	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting

4.	Management’s Discussion and Analysis

Certifications

5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

9.	Consents of William J. Lewis, B.Sc., P.Geo. of Micon International Ltd (“Micon”)

10.	Consents of Alan J. San Martin, MAusIMM(CP) of Micon

11.	Consents of Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM of Micon

12.	Consent of KPMG LLP

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:	/s/ Bradford Cooke
Name: Bradford Cooke
Title: Chairman and Chief Executive Officer

Date: March 30, 2012