Form 40-F
period 2012-12-31
ENDEAVOUR SILVER CORP
filed 2013-04-02
CIK 1277866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number: 001-33153

ENDEAVOUR SILVER CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
	Classification Code)

#301-700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8
(604) 685-9775
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP,	Copies to:
1400 Wewatta Street, Suite 400	Jason K. Brenkert
Denver, Colorado 80202-5549	Dorsey & Whitney LLP
(303) 629-3400	1400 Wewatta Street, Suite 400
(Name, address (including zip code) and telephone number (including area	Denver, Colorado 80202-5549
code) of agent for service in the United States)	(303) 629-3400

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form              [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2012, 99,541,522 common shares of the Registrant were issued and outstanding.

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
  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
  risks related to our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
  risks related to governmental regulations and obtaining necessary licenses and permits;
  risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks relating to inadequate insurance or inability to obtain insurance;
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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and they are not comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon exchange rate as quoted by the Bank of Canada, was Cdn.$1.00 = U.S.$1.005.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2012 is filed as Exhibit 99.1 and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and is incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the fiscal year ended December 31, 2012 (“MD&A”) is filed as Exhibit 99.4 and incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2012, an evaluation was carried out under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2012. In this annual report on Form 40-F, the Company’s independent registered public accounting firm, KPMG LLP (“KPMG”), has provided its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. KPMG has also audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor’s Attestation Report

KPMG’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed in Exhibit 99.3 and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There have been no changes that occurred during the Company’s fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company acquired control of Mexgold Resources Inc (“Mexgold”) on July 13, 2012. As permitted by the Sarbanes-Oxley Act and applicable Canadian Securities Commission rules related to business acquisitions, the Company excluded Mexgold operations from our annual assessment of internal controls over financial reporting for the year ending December 31, 2012.

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

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended by management to the Compensation Committee, established in accordance with section 303A.05 of the NYSE Listed Company Manual, for evaluation and recommendation to the Board of Directors. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation for directors and others and the composition of compensation packages. The Company’s CEO cannot be present during the Committee’s deliberations or vote. The Compensation Committee is composed of four independent directors: Ricardo Campoy (Chair), Geoffrey Handley, Ken Pickering and Mario Szotlender. The Company’s Compensation Committee Charter is available on the Company’s website at www.edrsilver.com.

Corporate Governance and Nominating Committee

The Company’s Corporate Governance and Nominating Committee, established in accordance with section 303A.04 of the NYSE Listed Company Manual, is tasked with (a) developing and recommending to the Board of Directors corporate governance principles applicable to the Company; (b) identifying and recommending qualified individuals for nomination to the Board of Directors; and (c) providing such assistance as the Chair of the Board of Directors, if independent, or alternatively the lead director of the Board of Directors, may require. The Corporate Governance and Nominating Committee is composed of three independent directors: Geoffrey Handley (Chair), Rex McLennan, and Mario Szotlender. The Corporate Governance and Nominating Committee Charter is available on the Company’s website at www.edrsilver.com.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and section 303A.06 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of:

•	Rex McLennan(Chair)
•	Mario Szotlender
•	Ricardo Campoy
•	Geoffrey Handley

In the opinion of the Company’s Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and section 303A.02 of the NYSE Listed Company Manual) and are financially literate. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

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

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Rex McLennan qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by KPMG LLP and its affiliates, Chartered Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2012	2011
Audit Fees (1)	$587,504	$440,000
Tax Fees (2)	$279,620	$0
All other fees (3)	$0	$0
Total*	$866,765	$440,000

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2012 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees, which is available on the Company’s website at www.edrsilver.com and in print to any shareholder who requests it. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.edrsilver.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2012, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2012 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars)

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Accounts Payable	$34,631	34,631	-	-	-
Income Tax Payable	$3,854	3,854	-	-	-
Operating Lease	$1,310	278	574	458	-
Capital Commitments	$14,074	14,074	-	-	-
Revolving Credit Facility	$9,000	-	9,000	-	-
Other Long-Term Liabilities(1)	$6,496	-	918	5,578	-
Contingent Consideration	$8,497	-	8,497	-	-
Total	$77,862	$52,837	$18,989	$6,036	$-

(1)

The $6.5 million of other long-term liabilities is the discounted cost estimate to settle the Company’s reclamation costs of the Guanacevi mine, Bolanitos mine and El Cubo in Mexico. These costs include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The foregoing are consistent with the laws, customs and practices in Canada

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2012, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X/A with the SEC on March 28, 2013, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information

99.1.	Annual Information Form of the Company for the year ended December 31, 2012

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Consolidated Statements of Financial Position as of December 31, 2012 and 2011

Consolidated Statements of Comprehensive Income for the year ended December 31, 2012 and December 31, 2011

Consolidated Statement of Changes in Equity for the years ended December 31, 2012 and December 31, 2011

Consolidated Statements of Cash Flow for the years ended December 31, 2012 and December 31, 2011

Notes to Consolidated Financial Statements

99.3.	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting

99.4.	Management’s Discussion and Analysis

Certifications

99.5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9.	Consent of William J. Lewis, B.Sc., P.Geo. of Micon International Ltd (“Micon”)

99.10.	Consent of Alan J. San Martin, MAusIMM(CP) of Micon

99.11.	Consent of Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM of Micon

99.12.	Consent of Don Cameron, P.Geo

99.13.	Consent of KPMG LLP

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:     /s/ Bradford Cooke
Name:      Bradford Cooke
Title:        Chief Executive Officer

Date:        March 28, 2013