Form 40-F
period 2013-12-31
ENDEAVOUR SILVER CORP
filed 2014-03-31
CIK 1277866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number: 001-33153

ENDEAVOUR SILVER CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

#301-700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8
(604) 685-9775
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc.	Copies to:
Columbia Center, 701 Fifth Avenue, Suite 1600	Jason K. Brenkert
Seattle, Washington 98104	Dorsey & Whitney LLP
(206) 903-5448	1400 Wewatta Street, Suite 400
(Name, address (including zip code) and telephone number (including area	Denver, Colorado 80202-5549
code) of agent for service in the United States)	(303) 629-3400

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form              [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2013, 99,784,409 common shares of the Registrant were issued and outstanding.

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
  risks related to fluctuations in the price of consumed commodities;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
  risks related to the competitive nature of the mining industry;
  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
  risks related to infrastructure at our project areas;
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
  risks related to our acquisition strategy and integration of new acquisitions;
  risks related to our foreign operation including risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability;
  risks related to governmental regulations and obtaining necessary licenses and permits;
  risk related to Mexican tax assessments;
  risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks related to employee recruitment and retention
  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.
  risks related to our reliance on third parties;
  risks related to our financial statements;
  risks related to general economic conditions;

  uncertainty in our ability to obtain necessary financing;
  risks related to our status as a foreign issuer under United States federal securities laws;
  risks related to financials instruments;
  risks related to our securities.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F, including in the Annual Information Form of the Company filed as Exhibit 99.1 to this annual report on Form 40-F and are incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and they are not comparable to financial statements of United States companies.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2013, based upon the noon exchange rate as quoted by the Bank of Canada, was Cdn.$1.00 = US.$0.9402.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2013 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Company’s management’s discussion and analysis for the fiscal year ended December 31, 2013 (“MD&A”) is filed as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the fiscal year ended December 31, 2013 (“MD&A”) is filed as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2013, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2013. In this annual report on Form 40-F, the Company’s independent registered public accounting firm, KPMG LLP (“KPMG”), has provided its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. KPMG has also audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor’s Attestation Report

KPMG’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed in Exhibit 99.3 of this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There have been no changes that occurred during the Company’s fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Compensation Committee

Compensation of the Company’s CEO and all other officers is recommended by management to the Compensation Committee, established in accordance with section 303A.05 of the NYSE Listed Company Manual, for evaluation and recommendation to the Board of Directors. The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation for directors and others and the composition of compensation packages. The Company’s CEO cannot be present during the Committee’s deliberations or vote. The Compensation Committee is composed of four independent directors (as determined under section 303A.02 and section 303A.05 of the NYSE Listed Company Manual): Ricardo Campoy (Chair), Geoffrey Handley, Ken Pickering and Mario Szotlender. The Company’s Compensation Committee Charter is available on the Company’s website at www.edrsilver.com.

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

•	Rex McLennan (Chair)
•	Mario Szotlender
•	Ricardo Campoy
•	Geoffrey Handley

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

	2013	2012
Audit Fees (1)	$712,700	$587,504
Tax Fees (2)	$40,700	$279,620
All other fees (3)	$0	$0
Total*	$753,400	$867,124

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2013 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.edrsilver.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2013, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2013 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars)

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Accounts Payable	$17,221	$17,221	$-	$-	$-
Income Tax Payable	3,259	3,259	-	-	-
Operating Lease	962	266	539	157	-
Capital Commitments	940	940	-	-	-
Revolving Credit Facility	33,000	-	33,000	-	-
Other Long-Term Liabilities(1)	6,652	-	6,652	-	-
Contingent Consideration	99	-	99	-	-
Total	$62,133	$21,686	$40,290	$157	$-

(1)

The $6.6 million of other long-term liabilities is the discounted cost estimate to settle the Company’s reclamation costs of the Guanacevi mine, Bolanitos mine and El Cubo mine in Mexico. These costs include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

In addition, the Company may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.edrsilver.com. Information contained on the Company’s website is not part of this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2013, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information

99.1.	Annual Information Form of the Company for the year ended December 31, 2013

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Consolidated Statements of Financial Position as of December 31, 2013 and 2012

Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2013 and December 31, 2012

Consolidated Statement of Changes in Equity for the years ended December 31, 2013 and December 31, 2012

Consolidated Statements of Cash Flow for the years ended December 31, 2013 and December 31, 2012

Notes to Consolidated Financial Statements

99.3.	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting

99.4.	Management’s Discussion and Analysis

Certifications

99.5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9.	Consents of Michael Munroe, SME-RM

99.10.	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By: /s/ Bradford Cooke
Name: Bradford Cooke
Title: Chief Executive Officer

Date: March 28, 2014