Form 40-F
period 2014-12-31
ENDEAVOUR SILVER CORP
filed 2015-03-05
CIK 1277866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2014, 101,976,901 common shares of the Registrant were issued and outstanding.

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
  risks related to changes in governmental regulations, tax and labour laws and obtaining necessary licenses and permits;
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
  risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability; and
  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;

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

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”).

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2014, based upon the noon exchange rate as quoted by the Bank of Canada, was Cdn.$1.00 = US.$0.8620.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2014 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2014 and 2013, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the fiscal year ended December 31, 2014 (“MD&A”) is filed as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2014, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure because of the material weakness in our internal controls over financial reporting that is described below in “Management’s Report on Internal Control over Financial Reporting”.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company is transitioning to the 2013 COSO framework in 2015 as the internal audit function completed its training regarding the updated framework. Management expects the change to have no material impact to reporting over the effectiveness of internal controls. Based on this assessment, management concluded that, as of December 31, 2014, the Company's internal control over financial reporting is not effective based on those criteria as a material weakness was identified, as outlined below

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  As a result of its assessment, management identified a material weakness relating to ineffective management review of the recording of the impairment of long-lived assets and related financial statement disclosures, specifically related to the circular impact on deferred income taxes.

The material weakness resulted in material misstatements related to the understatement of impairment expense, overstatement of mineral properties, plant and equipment, and the related disclosures in the annual consolidated financial statements as at and for the year ended December 31, 2014. These misstatements were corrected before the Company’s issued the consolidated financial statements.

Remediation Plan
Because of the inherent complexities in valuing long-lived assets, the Company will enhance its internal control system by consulting with a professional valuation company with experience and knowledge assessing the financial impact if there are any future impairments.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2014. In this annual report on Form 40-F, the Company’s independent registered public accounting firm, KPMG LLP (“KPMG”), has provided its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. KPMG has also audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor’s Attestation Report
KPMG’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed in Exhibit 99.3 of this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting
There have been no changes that occurred during the Company’s fiscal year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As noted above, subsequent to the fiscal year end, the Company implemented a change in its internal control systems to address a material weakness identified in management’s assessment of the effectiveness of internal control over financial reporting.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and section 303A.06 and 303A.07 of the NYSE Listed Company Manual. The Company’s Audit Committee is comprised of:

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

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Rex McLennan qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by KPMG LLP and its affiliates, Chartered Accountants, the Company’s independent registered public auditing firm, in each of the last two years.

	2014	2013
Audit Fees (1)	$587,800	$712,700
Tax Fees (2)	$0	$40,700
All other fees (3)	$0	$0
Total*	$587,800	$753,400

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2014 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.edrsilver.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2014, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2014 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars)

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Accounts Payable	$17,408	$17,408	$-	$-	$-
Income Tax Payable	8,181	8,181	-	-	-
Operating Lease	640	248	392	-	-
Capital Commitments	41	41	-	-	-
Revolving Credit Facility	29,000	-	29,000	-	-
Other Long-Term Liabilities(1)	6,496	-	-	2,847	3,649
Total	$61,766	$25,878	$29,392	$2,847	$3,649

(1)

The $6.5 million of other long-term liabilities is the discounted cost estimate to settle the Company’s reclamation costs of the Guanacevi mine, Bolanitos mine and El Cubo mine in Mexico. These costs include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2014, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information

99.1.	Annual Information Form of the Company for the year ended December 31, 2014

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Consolidated Statements of Financial Position as of December 31, 2014 and 2013

Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2014 and December 31, 2013

Consolidated Statement of Changes in Equity for the years ended December 31, 2014 and December 31, 2013

Consolidated Statements of Cash Flow for the years ended December 31, 2014 and December 31, 2013

Notes to Consolidated Financial Statements

99.3.	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting

99.4.	Management’s Discussion and Analysis

Certifications

99.5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9.	Consents of Michael Munroe, SME-RM

99.10	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:	/s/ Bradford Cooke
Name:	Bradford Cooke
Title:	Chief Executive Officer

Date: March 4, 2015