Form 40-F
period 2015-12-31
ENDEAVOUR SILVER CORP
filed 2016-03-10
CIK 1277866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number: 001-33153

ENDEAVOUR SILVER CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

#301-700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8
(604) 685-9775
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc.	Copies to:
Columbia Center, 701 Fifth Avenue, Suite 1600	Jason K. Brenkert
Seattle, Washington 98104	Dorsey & Whitney LLP
(206) 903-5448	1400 Wewatta Street, Suite 400
(Name, address (including zip code) and telephone number	Denver, Colorado 80202-5549
(including area code) of agent for service in the United States)	(303) 629-3400

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NYSE

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2015, 102,776,470 common shares of the Registrant were issued and outstanding.

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

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the Company’s property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that a mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to precious and base metal price fluctuations;
•	risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
•

risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;

•	uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
•	ncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
•

risks related to our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;

•	risks related to changes in governmental regulations, tax and labor laws and obtaining necessary licenses and permits;
•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks relating to inadequate insurance or inability to obtain insurance;
•	risks related to our ability to successfully integrate acquisitions;
•	uncertainty in our ability to obtain necessary financing;
•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability; and
•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;

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

MINERAL RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2015 filed as Exhibit 99.4 has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”).

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2015, based upon the noon exchange rate as quoted by the Bank of Canada, was Cdn.$1.00 = US.$0.7225.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2015 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the fiscal year ended December 31, 2015 (“MD&A”) is filed as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2015, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2015. In this annual report on Form 40-F, the Company’s independent registered public accounting firm, KPMG LLP (“KPMG”), has provided its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. KPMG has also audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor’s Attestation Report

KPMG’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed in Exhibit 99.3 of this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

During the first quarter of 2015, the Company enhanced its internal control system by implementing a policy to consult with a professional valuation company with experience and knowledge assessing the financial impact of any future impairment of non-current assets. The change was implemented address a material weakness identified in management’s assessment of the effectiveness of internal control over financial reporting as at December 31, 2014. Based on the Company’s assessment of internal control over financial reporting on December 31, 2015, the material weakness has been rectified.

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

Corporate Governance and Nominating Committee

The Company’s Corporate Governance and Nominating Committee, established in accordance with section 303A.04 of the NYSE Listed Company Manual, is tasked with (a) developing and recommending to the Board of Directors corporate governance principles applicable to the Company; (b) identifying and recommending qualified individuals for nomination to the Board of Directors; and (c) providing such assistance as the Chair of the Board of Directors, if independent, or alternatively the lead director of the Board of Directors, may require. The Corporate Governance and Nominating Committee is composed of three independent directors (as determined under Section 303A.02 of the NYSE Listed Company Manual): Geoffrey Handley (Chair), Rex McLennan, and Mario Szotlender. The Corporate Governance and Nominating Committee Charter is available on the Company’s website at www.edrsilver.com.

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

	2015	2014
Audit Fees (1)	$497,500	$587,800
Tax Fees (2)	$0	$0
All other fees (3)	$0	$0
Total*	$497,500	$587,800

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
(3)

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1and 2 above. The nature of the services provided in the fiscal period ending December 31, 2015 pertains to filing of a supplemental prospectus.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2015 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.edrsilver.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2015, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2015 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars)

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Accounts Payable	$18,949	$18,949	$-	$-	$-
Income Tax Payable	5,844	5,844	-	-	-
Operating Lease	329	208	121	-	-
Finance Leases	1,180	1,180	-	-	-
Capital Commitments	-	-	-	-	-
Revolving Credit Facility	22,000	22,000	-	-	-
Other Long-Term Liabilities(1)	7,762	-	7,513	249	-
Total	$56,064	$48,181	$7,634	$249	$-

(1)

The $7.8 million of other long-term liabilities is the discounted cost estimate to settle the Company’s reclamation costs of the Guanacevi mine, Bolanitos mine and El Cubo mine in Mexico. These costs include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2015, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information

99.1.	Annual Information Form of the Company for the year ended December 31, 2015

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Consolidated Statements of Financial Position as of December 31, 2015 and 2014

Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2015 and December 31, 2014

Consolidated Statement of Changes in Equity for the years ended December 31, 2015 and December 31, 2014

Consolidated Statements of Cash Flow for the years ended December 31, 2015 and December 31, 2014

Notes to Consolidated Financial Statements

99.3.	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting

99.4.	Management’s Discussion and Analysis (Amended)

Certifications

99.5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9.	Consents of Zachary J. Black, SME-RM of Hard Rock Consulting

99.10	Consents of Jeffery W. Choquette, P.E. of Hard Rock Consulting

99.11	Consents of Jennifer J. Brown, SME-RM of Hard Rock Consulting

99.12	Consent of Peter J. Smith, P. Eng. of Smith Foster & Associates

99.13	Consent of Scott Fleming, P.E. of Amec Foster Wheeler Environment and Infrastructure

99.14	Consent of Jarita Barry, P. Geo. of P&E Mining Consultants Inc.

99.15	Consent of David Burga, P. Geo. of P&E Mining Consultants Inc.

99.16	Consent of Richard Routledge, P. Geo. of P&E Mining Consultants Inc.

99.17	Consent of Richard Sutcliffe, Ph.D., P. Geo. of P&E Mining Consultants Inc.

99.18	Consent of James L. Pearson, P. Eng. of P&E Mining Consultants Inc.

99.19	Consent of Eugene Puritch. P. Eng. of P&E Mining Consultants Inc.

99. 20	Consent of Eugenio Iasillo P. E. of Process Engineering L.L.C

99.21	Consent of KPMG LLP

SIGNATURES

            Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By: /s/ Bradford Cooke
Name: Bradford Cooke
Title: Chief Executive Officer

Date: March 8, 2016