Form 40-F
period 2016-12-31
ENDEAVOUR SILVER CORP
filed 2017-03-20
CIK 1277866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2016, 127,080,264 common shares of the Registrant were issued and outstanding.

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

•	risks related to changes in governmental regulations, tax and labour laws and obtaining necessary licenses and permits;

•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;

•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

•	risks relating to inadequate insurance or inability to obtain insurance;

•	risks related to our ability to successfully integrate acquisitions;

•	uncertainty in our ability to obtain necessary financing;

•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;

•	risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability; and

•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests

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

MINERAL RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2016 filed as Exhibit 99.4 has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2016, based upon the noon exchange rate as quoted by the Bank of Canada, was Cdn.$1.00 = US.$0.7448.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2016 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis for the fiscal year ended December 31, 2016 (“MD&A”) is filed as Exhibit 99.4 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2016, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

The Company is required to provide an auditor’s attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2016. In this annual report on Form 40-F, the Company’s independent registered public accounting firm, KPMG LLP (“KPMG”), has provided its opinion as to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. KPMG has also audited the Company’s financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor’s Attestation Report
KPMG’s attestation report on the Company’s internal control over financial reporting is included in the audit report filed in Exhibit 99.3 of this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the quarter ended September 30, 2016, a subsidiary paid $0.8 million in false invoices from fraudulent communications impersonating an authorized individual of the Company. The Company’s internal controls detected the fraudulent transactions and $0.3 million was ultimately recovered and the $0.5 million shortfall was included as “other expense” in the Company’s financial statements. Management of the Company concluded that human error resulted in failure of the necessary preventive control for the fraud and believes that internal controls were otherwise properly designed to detect and prevent such fraud and that there was no material weakness during the year ended December 31, 2016 relating to design of internal controls over financial reporting. Subsequent to discovery of the fraud, an internal investigation was performed and determined that the fraud was an isolated incident. A change of personnel at the subsidiary resulted and additional training was provided to finance and administrative staff. There were no changes in internal control over financial reporting as a result of this incident, as management determined that the detective internal controls performed as designed to identify the human error and mitigated the impact as much as reasonably possible.

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

•	Rex McLennan (Chair)
•	Ken Pickering
•	Ricardo Campoy
•	Geoffrey Handley

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

	2016	2015
Audit Fees (1)	$480,100	$497,500
Tax Fees (2)	$0	$0
All other fees (3)	$10,000	$0
Total*	$490,100	$497,500

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

(3)

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1and 2 above. The nature of the services provided in the fiscal period ending December 31, 2016 pertains to review of greenhouse gas emissions related to Mexico regulation disclosures.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2016 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all the Company’s directors, executive officers and employees, which is available on the Company’s website at www.edrsilver.com and in print to any shareholder who requests it. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, www.edrsilver.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2016, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2016 information with respect to the Company’s known contractual obligations.

Payments due by period (in thousands of dollars)

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Accounts Payable	$18,229	$18,229	$-	$-	$-
Income Tax Payable	4,631	4,631	-	-	-
Operating Lease	2,949	233	478	496	1,742
Capital Commitments	854	854	-	-	-
Revolving Credit Facility	9,000	9,000	-	-	-
Other Long-Term Liabilities(1)	7,846	-	7,846	-	-
Total	$43,509	$32,947	$8,324	$496	$1,742

(1)

The $7.8 million of other long-term liabilities is the discounted cost estimate to settle the Company’s reclamation costs of the Guanacevi mine, Bolanitos mine and El Cubo mine in Mexico. These costs include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). During the fiscal year ended December 31, 2016, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X/A with the SEC on March 28, 2013, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X referencing the Company’s file number.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information

99.1.	Annual Information Form of the Company for the year ended December 31, 2016

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Consolidated Statements of Financial Position as of December 31, 2016 and 2015

Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2016 and December 31, 2015

Consolidated Statement of Changes in Equity for the years ended December 31, 2016 and December 31, 2015

Consolidated Statements of Cash Flow for the years ended December 31, 2016 and December 31, 2015

Notes to Consolidated Financial Statements

99.3.	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting

99.4.	Management’s Discussion and Analysis

Certifications

99.5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9.	Consents of Zachary J. Black, SME-RM of Hard Rock Consulting

99.10	Consents of Jeffery W. Choquette, P.E. of Hard Rock Consulting

99.11	Consents of Jennifer J. Brown, SME-RM of Hard Rock Consulting

99.12	Consent of Peter J. Smith, P. Eng. of Smith Foster & Associates

99.13	Consent of Scott Fleming, P.E. of Amec Foster Wheeler Environment and Infrastructure

99.14	Consent of Jarita Barry, P. Geo. of P&E Mining Consultants Inc.

99.15	Consent of David Burga, P. Geo. of P&E Mining Consultants Inc.

99.16	Consent of Richard Routledge, P. Geo. of P&E Mining Consultants Inc.

99.17	Consent of Richard Sutcliffe, Ph.D., P. Geo. of P&E Mining Consultants Inc.

99.18	Consent of James L. Pearson, P. Eng. of P&E Mining Consultants Inc.

99. 19	Consent of Eugenio Iasillo P. E. of Process Engineering L.L.C

99.20	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:	/s/ Bradford Cooke
Name:	Bradford Cooke
Title:	Chief Executive Officer

Date: March 17, 2017