Form 40-F/A
period 2017-12-31
ENDEAVOUR SILVER CORP
filed 2018-03-08
CIK 1277866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No.1)

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

EXPLANATORY NOTE

Endeavour Silver Corp. (the “Company” or the “Registrant”) is filing this Amendment No. 1 to its annual report on Form 40-F as previously filed on February 26, 2018 (the “Original Filing”) to correct a clerical error in the totaling of cash used for financing activities in the cash flow statement for the year ended December 31, 2017, as contained in the Company’s audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, filed as Exhibit 99.2 to the Original Filing. In connection herewith, the Company files the corrected financial statements as Exhibit 99.2, along with new Interactive Data Files related thereto and the consent of the Company’s independent registered public accounting firm. No other changes, amendments, alterations or additions are being made to the Original Filing, including any other exhibits filed therewith.

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information

99.1.**	Annual Information Form of the Company for the year ended December 31, 2017

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Consolidated Statements of Financial Position as of December 31, 2017 and 2016

Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2017 and December 31, 2016

Consolidated Statement of Changes in Equity for the years ended December 31, 2017 and December 31, 2016

Consolidated Statements of Cash Flow for the years ended December 31, 2017 and December 31, 2016

Notes to Consolidated Financial Statements

99.3.**	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting

99.4.**	Management’s Discussion and Analysis

Certifications

99.5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9**	Consents of Peter J. Smith, P. Eng. of Smith Foster & Associates

99.10**	Consent of Scott Fleming, P.E. of Amec Foster Wheeler Environment and Infrastructure

99.11**	Consents of Jarita Barry, P. Geo. of P&E Mining Consultants Inc.

99.12**	Consents of David Burga, P. Geo. of P&E Mining Consultants Inc.

99.13**	Consents of Eugene Puritch, P. Geo., FEC, of P&E Mining Consultants Inc.

99.14**	Consents of James L. Pearson, P. Eng. of P&E Mining Consultants Inc.

99.15**	Consents of Yungang Wu, P. Geo. of P&E Mining Consultants Inc.

99.16**	Consent of Eugenio Iasillo P. E. of Process Engineering L.L.C

99.17**	Consent of Ben Peacock, P. Eng. of Knight Piesold Ltd.

99.18**	Consent of Ken Embree, P. Eng. of Knight Piesold Ltd.

99.19**	Consent of Deepak Malhotra, Ph.D. of Resource Development Inc

99.20**	Consent of Godfrey Walton, P. Geo. of Endeavour Silver Corp.

99.21**	Consents of Jeffery W. Choquette, P.E. of Hard Rock Consulting

99.22**	Consents of Zachary J. Black,. SME-RM of Hard Rock Consulting

99.23**	Consents of Jennifer J. Brown, SME-RM of Hard Rock Consulting

99.24	Consent of KPMG LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

**Previously filed as an exhibit to the Company’s Form 40-F as filed with the Commission on February 26, 2018.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:	/s/ Bradford Cooke
Name:	Bradford Cooke
Title:	Chief Executive Officer

Date: March 8, 2018