Form 40-F/A
period 2017-12-31
ENDEAVOUR SILVER CORP
filed 2018-04-06
CIK 1277866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No.2)

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

EXPLANATORY NOTE

Endeavour Silver Corp. (the “Company” or the “Registrant”) is filing this Amendment No. 2 to its annual report on Form 40-F as previously filed on February 26, 2018, as amended by Amendment No.1 on March 8, 2018 (as amended, the “Original Filing) to file the Company’s Amended Annual Information Form, dated as of February 22, 2018 (except dated as of March 27, 2018 in respect of certain technical reports amended March 27, 2018 and incorporated by reference), filed as Exhibit 99.1 to the Original Filing on February 26, 2018. The Annual Information Form has been amended to incorporate by reference certain technical information from the Company’s amended and restated technical reports filed on April 6, 2018 for the Company’s Guanacevi Project, Bolañitos Project and El Cubo Project. In connection herewith, the Company files the Amended Annual Information Form as Exhibit 99.1, along with the consents of the authors of such amended and restated technical reports being incorporated by reference into the Amended Annual Information Form. No other changes, amendments, alterations or additions are being made to the Original Filing, as previously amended, including any other exhibits filed therewith.

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F, including in the Amended Annual Information Form of the Company filed as Exhibit 99.1 to this annual report on Form 40-F and are incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

MINERAL RESOURCE AND RESERVE ESTIMATES

The Company’s Amended Annual Information Form (“Amended AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2017 filed as Exhibit 99.4 has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”).

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

ANNUAL INFORMATION FORM

The Company’s Amended AIF for the fiscal year ended December 31, 2017 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information

99.1.	Amended Annual Information Form of the Company for the year ended December 31, 2017

99.2.***	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Consolidated Statements of Financial Position as of December 31, 2017 and 2016

Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2017 and December 31, 2016

Consolidated Statement of Changes in Equity for the years ended December 31, 2017 and December 31, 2016

Consolidated Statements of Cash Flow for the years ended December 31, 2017 and December 31, 2016

Notes to Consolidated Financial Statements

99.3.**	Independent Registered Public Accounting Firm’s Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting

99.4.**	Management’s Discussion and Analysis

Certifications

99.5.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.9**	Consents of Peter J. Smith, P. Eng. of Smith Foster & Associates

99.10**	Consent of Scott Fleming, P.E. of Amec Foster Wheeler Environment and Infrastructure

99.11**	Consents of Jarita Barry, P. Geo. of P&E Mining Consultants Inc.

99.12**	Consents of David Burga, P. Geo. of P&E Mining Consultants Inc.

99.13**	Consents of Eugene Puritch, P. Geo., FEC, of P&E Mining Consultants Inc.

99.14**	Consents of James L. Pearson, P. Eng. of P&E Mining Consultants Inc.

99.15**	Consents of Yungang Wu, P. Geo. of P&E Mining Consultants Inc.

99.16**	Consent of Eugenio Iasillo P. E. of Process Engineering L.L.C

99.17**	Consent of Ben Peacock, P. Eng. of Knight Piesold Ltd.

99.18**	Consent of Ken Embree, P. Eng. of Knight Piesold Ltd.

99.19**	Consent of Deepak Malhotra, Ph.D. of Resource Development Inc

99.20**	Consent of Godfrey Walton, P. Geo. of Endeavour Silver Corp.

99.21	Consents of Jeffery W. Choquette, P.E. of Hard Rock Consulting

99.22	Consents of Zachary J. Black,. SME-RM of Hard Rock Consulting

99.23	Consents of Jennifer J. Brown, SME-RM of Hard Rock Consulting

99.24***	Consent of KPMG LLP

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase

101.DEF***	XBRL Taxonomy Extension Definition Linkbase

101.LAB***	XBRL Taxonomy Extension Label Linkbase

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase

**Previously filed as an exhibit to the Company’s Form 40-F as filed with the Commission on February 26, 2018.
*** Previously filed as an exhibit to the Company’s Form 40-F/A as filed with the Commission on March 8, 2018

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:	/s/ Bradford Cooke
Name:	Bradford Cooke
Title:	Chief Executive Officer

Date: April 6, 2018