Form 40-F
period 2019-12-31
ENDEAVOUR SILVER CORP
filed 2020-03-06
CIK 1277866

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number: 001-33153

ENDEAVOUR SILVER CORP.

(Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(604) 685-9775
(Address and Telephone Number of  Registrant's Principal Executive Offices)

DL Services Inc. Columbia Center, 701 Fifth Avenue, Suite 1600 Seattle, Washington 98104 (206) 903-5448	Copies to: Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202-5549 (303) 629-3400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	EXK	New York Stock Exchange

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
As at December 31, 2019, 141,668,178 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
[X]  Yes                            [   ]  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
[X]  Yes              [   ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act .
[   ]    Emerging growth company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  [   ]

EXPLANATORY NOTE

Endeavour Silver Corp. (the "Company" or the "Registrant") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.

Forward looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated cost and the ability to achieve goals.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the Company's property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that a mineral deposit can be economically exploited.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

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

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F, including in the Annual Information Form of the Company filed as Exhibit 99.1 to this annual report on Form 40-F and are incorporated by reference herein.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC"), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company has prepared its consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and they are not comparable to financial statements of United States companies.

MINERAL RESOURCE AND RESERVE ESTIMATES

The Company's Annual Information Form ("AIF") filed as Exhibit 99.1 to this annual report on Form 40-F and management's discussion and analysis for the fiscal year ended December 31, 2019 filed as Exhibit 99.3 has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended (the "Securities Act").

Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into SEC Industry Guide 7 reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.  If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based upon the closing exchange rate as quoted by the Bank of Canada, was Cdn.$1.00 = US.$0.7699.

ANNUAL INFORMATION FORM

The Company's AIF for the fiscal year ended December 31, 2019 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management's discussion and analysis for the fiscal year ended December 31, 2019 ("MD&A") is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2019, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) of the Exchange Act.  A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2019, the Company's internal control over financial reporting was effective and no material weaknesses in the Company's internal control over financial reporting were discovered.

The Company is required to provide an auditor's attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2019.  In this annual report on Form 40-F, the Company's independent registered public accounting firm, KPMG LLP ("KPMG"), has provided its opinion as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2019.  KPMG has also audited the Company's financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor's Attestation Report

KPMG's attestation report on the Company's internal control over financial reporting is included in the Audited Consolidated Financial Statements filed in Exhibit 99.2 of this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board of Directors") is responsible for the Company's Corporate Governance policies and has separately designated standing Compensation, Corporate Governance and Nominating, and Audit Committees. The Board of Directors has determined that all the members of the Compensation, Corporate Governance and Nominating, and Audit Committees are independent, based on the criteria for independence prescribed by section 303A.02 of the NYSE Listed Company Manual.

Compensation Committee

Compensation of the Company's CEO and all other officers is recommended by management to the Compensation Committee, established in accordance with section 303A.05 of the NYSE Listed Company Manual, for evaluation and recommendation to the Board of Directors.

The Compensation Committee develops, reviews and monitors director and executive compensation and policies. The Compensation Committee is also responsible for annually reviewing the adequacy of compensation for directors and others and the composition of compensation packages.  The Company's CEO cannot be present during the Committee's deliberations or vote.  The Compensation Committee is composed of four independent directors (as determined under section 303A.02 and section 303A.05 of the NYSE Listed Company Manual): Ricardo Campoy (Chair), Geoffrey Handley, Ken Pickering and Mario Szotlender.  The Company's Compensation Committee Charter is available on the Company's website at www.edrsilver.com.

Corporate Governance and Nominating Committee

The Company's Corporate Governance and Nominating Committee, established in accordance with section 303A.04 of the NYSE Listed Company Manual, is tasked with (a) developing and recommending to the Board of Directors corporate governance principles applicable to the Company; (b) identifying and recommending qualified individuals for nomination to the Board of Directors; and (c) providing such assistance as the Chair of the Board of Directors, if independent, or alternatively the lead director of the Board of Directors, may require.  The Corporate Governance and Nominating Committee is composed of three independent directors (as determined under Section 303A.02 of the NYSE Listed Company Manual): Geoffrey Handley (Chair), Rex McLennan, Mario Szotlender and Margaret Beck.  The Corporate Governance and Nominating Committee Charter is available on the Company's website at www.edrsilver.com.

The principal corporate governance responsibilities of the Corporate Governance and Nominating Committee include the following:

a) reviewing and reassessing at least annually the adequacy of the Company's corporate governance procedures and recommending any proposed changes to the Board of Directors for approval;

b) reviewing and recommending changes to the Board of Directors of the Company's Code of Conduct and considering any requests for waivers from the Company's Code of Conduct;

c) receiving comments from all directors and reporting annually to the Board of Directors with an assessment of the Board of Director's performance to be discussed with the full Board of Directors following the end of each fiscal year.

The principal responsibilities of the Corporate Governance and Nominating Committee for selection and nomination of director nominees include the following:

a) in making recommendations to the Board of Directors regarding director nominees, the Corporate Governance and Nominating Committee shall consider the appropriate size of the Board of Directors; the competencies and skills that the Board of Directors considers to be necessary for the Board of Directors, as a whole, to possess; the competencies and skills that the Board of Directors considers each existing director to possess; the competencies and skills each new nominee will bring to the Board of Directors; and whether or not each new nominee can devote sufficient time and resources to the nominee's duties as a director of the Company;

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

AUDIT COMMITTEE

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and section 303A.06 and 303A.07 of the NYSE Listed Company Manual.  The Company's Audit Committee is comprised of:

  Rex McLennan (Chair)
  Ken Pickering
  Ricardo Campoy
  Margaret Beck

In the opinion of the Company's Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and section 303A.02 of the NYSE Listed Company Manual) and are financially literate.  The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

The Audit Committee meets with the Company's President, the CEO, the CFO and the Company's independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company.  In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company's securities are listed and by regulatory authorities to which the Company is held responsible.  The Company's Audit Committee Charter is available on the Company's website at www.edrsilver.com.

Audit Committee Financial Expert

The Company's Board of Directors has determined that Rex McLennan qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by KPMG LLP, Chartered Professional Accountants, the Company's independent registered public auditing firm, and its affiliates in each of the last two years.

	2019	2018
Audit Fees (1)	$625,590	$582,500
Tax Fees (2)	$0	$0
All other fees (3)	$0	$0
Total*	$625,590	$582,500

* All amounts are expressed in Canadian dollars

(1) The aggregate fees billed in each of the last two fiscal years for audit services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements.

(2) The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company's external auditor for tax compliance and tax advice.

(3) The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company's external auditor, other than the services reported under clauses 1and 2 above.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2019 were pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the "Code") that applies to all the Company's directors, executive officers and employees, which is available on the Company's website at www.edrsilver.com and in print to any shareholder who requests it. The Code meets the requirements for a "code of ethics" within the meaning of that term in General Instruction 9(b) of Form 40-F.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company's website, www.edrsilver.com within five business days of the amendment or waiver and provided in print to any shareholder who requests them.  During the fiscal year ended December 31, 2019, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2019 information with respect to the Company's known contractual obligations.

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts Payable	$19,775	$19,775	$-	$-	$-
Income Tax Payable	1,947	1,947	-	-	-
Loans payable	8,875	2,955	4,510	1,410	-
Lease liabilities	1,238	164	335	223	516
Operating Leases	942	128	215	215	384
Capital Commitments	2,810	2,810	-	-	-
Other Long-Term Liabilities(1)	8,403	-	6,221	2,182	-
Total	$43,990	$27,779	$11,281	$4,030	$900

(1) The $8.4 million of other long-term liabilities is the discounted cost estimate to settle the Company's reclamation costs of the Guanacevi mine, Bolanitos mine, El Cubo mine and El Compas mine in Mexico.  These costs include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE CORPORATE GOVERNANCE

The Company's common shares are listed on the NYSE.  Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual.  A foreign private issuer that follows home country practices in lieu of certain provision of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on the its website or in the annual report that it distributes to shareholders in the United States.  A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

Shareholder Meeting Quorum Requirement:  The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to insure a representative vote. The Company's quorum requirement is set forth in its Memorandum and Articles.  A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement:  The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement:  The Company will follow Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following Toronto Stock Exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm's length.  Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Company  shall make the disclosure of such transactions available on the Company's website at www.edrsilver.com. Information contained on the Company's website is not part of this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the fiscal year ended December 31, 2019, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X/A with the SEC on March 28, 2013, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X/A referencing the Company's file number.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information

99.1	Annual Information Form of the Company for the year ended December 31, 2019

99.2	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Independent Registered Public Accounting Firm's Report on Consolidated Financial Statements and Attestation on Internal Control Over Financial Reporting

Consolidated Statements of Financial Position as of December 31, 2019 and 2018

Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2019 and December 31, 2018

Consolidated Statement of Changes in Equity for the years ended December 31, 2019 and December 31, 2018

Consolidated Statements of Cash Flow for the years ended December 31, 2019 and December 31, 2018

Notes to Consolidated Financial Statements

99.3	Management's Discussion and Analysis

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consents of Peter J. Smith, P. Eng. of Smith Foster & Associates

99.9	Consent of Humberto F. Preciado, P.E. of Wood PLC

99.10	Consent of Jarita Barry, P. Geo. of P&E Mining Consultants Inc.

99.11	Consents of David Burga, P. Geo. of P&E Mining Consultants Inc.

99.12	Consents of Eugene Puritch, P. Geo., FEC, of P&E Mining Consultants Inc.

99.13	Consent of James L. Pearson, P. Eng. of P&E Mining Consultants Inc.

99.14	Consents of Yungang Wu, P. Geo. of P&E Mining Consultants Inc.

99.15	Consent of Eugenio Iasillo P. E. of Process Engineering L.L.C..

99.16	Consent of Ben Peacock, P. Eng. of Knight Piesold Ltd.

99.17	Consent of Ken Embree, P. Eng. of Knight Piesold Ltd.

99.18	Consent of Deepak Malhotra, Ph.D. of Resource Development Inc

99.19	Consent of Godfrey Walton, P. Geo. of Endeavour Silver Corp.

99.20	Consents of Jeffery W. Choquette, P.E. of Hard Rock Consulting

99.21	Consents of Zachary J. Black, SME-RM of Hard Rock Consulting

99.22	Consents of Jennifer J. Brown, SME-RM of Hard Rock Consulting

99.23	Consent of D. Gregory Robinson, P. Eng., MBA

99.24	Consent of KPMG LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By: /s/ Bradford Cooke
Name: Bradford Cooke
Title: Chief Executive Officer

Date: March 6, 2020