Form 40-F
period 2020-12-31
ENDEAVOUR SILVER CORP
filed 2021-03-01
CIK 1277866

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission file number: 001-33153

ENDEAVOUR SILVER CORP.
(Exact Name of Registrant as Specified in its Charter)

British Columbia	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(604) 685-9775
(Address and Telephone Number of  Registrant's Principal Executive Offices)

DL Services Inc. Columbia Center, 701 Fifth Avenue, Suite 6100 Seattle, Washington 98104 (206) 903-8800	Copies to: Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202-5549 (303) 629-3400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	EXK	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information Form ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at December 31, 2020, 157,924,708 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes              ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒  Yes              ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
  ☐    Emerging growth company.

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:                  ☒

EXPLANATORY NOTE

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

  uncertainty as to duration and impact of the current novel coronavirus ("COVID-19") pandemic;

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

  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests risks relating to financial instruments; and

  risks relating to our securities

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F, including in the Annual Information Form ("AIF") of the Company filed as Exhibit 99.1 to this annual report on Form 40-F and are incorporated by reference herein.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the "SEC"), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company has prepared its consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and they are not comparable to financial statements of United States companies.

MINERAL RESOURCE AND RESERVE ESTIMATES

The Company's AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management's discussion and analysis for the fiscal year ended December 31, 2020 filed as Exhibit 99.3 have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws.

Unless otherwise indicated, all mineral reserve and mineral resource estimates included have been prepared in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These definitions differ from the definitions in requirements under United States securities laws adopted by the United States Securities and Exchange Commission.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Investors are cautioned not to assume that all or any part of mineral reserves and mineral resources determined in accordance with NI 43-101 and CIM standards will qualify as, or be identical to, mineral reserves and mineral resources estimated under the standards of the SEC applicable to U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a foreign private issuer filing this annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC's new rules and will continue to provide disclosure under NI 43-101 and the CIM standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the new SEC rules, which differ from the requirements of NI 43-101 and the CIM standards.

Accordingly, information contained in the Company's AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management's discussion and analysis for the fiscal year ended December 31, 2020 filed as Exhibit 99.3 that contain descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2020, based upon the closing exchange rate as quoted by the Bank of Canada, was Cdn.$1.00 = US.$0.7854.

ANNUAL INFORMATION FORM

The Company's AIF for the fiscal year ended December 31, 2020 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management's discussion and analysis for the fiscal year ended December 31, 2020 ("MD&A") is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F or the documents incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2020, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2020, the Company's internal control over financial reporting was effective and no material weaknesses in the Company's internal control over financial reporting were discovered.

The Company is required to provide an auditor's attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2020.  In this annual report on Form 40-F, the Company's independent registered public accounting firm, KPMG LLP ("KPMG"), has provided its opinion as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2020.  KPMG has also audited the Company's financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor's Attestation Report

KPMG's attestation report on the Company's internal control over financial reporting is included in the Audited Consolidated Financial Statements filed in Exhibit 99.2 of this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2020	2019
Audit Fees (1)	$822,922	$625,590
Tax Fees (2)	$0	$0
All other fees (3)	$0	$0
Total*	$822,922	$625,590

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2020 were pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company's website, www.edrsilver.com within five business days of the amendment or waiver and will remain available for a twelve-month period and provided in print to any shareholder who requests them.  During the fiscal year ended December 31, 2020, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2020 information with respect to the Company's known contractual obligations.

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts Payable	$27,764	$27,764	$-	$-	$-
Income Tax Payable	3,038	3,038	-	-	-
Loans payable	9,672	3,582	5,598	492	-
Lease liabilities	1,094	173	287	247	387
Operating Leases	856	135	219	219	283
Capital Commitments	955	955	-	-	-
Other Long-Term Liabilities(1)	8,876	-	4,673	1,978	2,225
Total	$52,255	$35,647	$10,777	$2,936	$2,895

(1) The $8.9 million of other long-term liabilities is the discounted cost estimate to settle the Company's reclamation costs of the Guanacevi mine, Bolanitos mine, El Cubo mine and El Compas mine in Mexico.  These costs include land rehabilitation, decommissioning of buildings and mine facilities, on-going care and maintenance and other costs.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the fiscal year ended December 31, 2020, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

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

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X/A with the SEC on February 25, 2021, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. Any change to the name or address of the agent for service of process will be communicated promptly to the SEC by amendment to Form F-X/A referencing the Company's file number.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information

99.1.	Annual Information Form of the Company for the year ended December 31, 2020

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Independent Registered Public Accounting Firm's Reports on Consolidated Financial Statements and Effectiveness of Internal Control Over Financial Reporting

Consolidated Statements of Financial Position as of December 31, 2020 and 2019

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2020 and December 31, 2019

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2020 and December 31, 2019

Consolidated Statements of Cash Flow for the years ended December 31, 2020 and December 31, 2019

Notes to Consolidated Financial Statements

99.3.	Management's Discussion and Analysis

Certifications

99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consents of Robin Kalanchey, P. Eng. of Ausenco Engineering Canada Inc

99.9	Consent of Humberto F. Preciado, P.E. of Wood PLC

99.10	Consent of Mike Petrina, P. Eng. of Moose Mountain

99.11	Consents of David Burga, P. Geo. of P&E Mining Consultants Inc.

99.12	Consents of Eugene Puritch, P. Geo., FEC, of P&E Mining Consultants Inc.

99.13	Consents of Yungang Wu, P. Geo. of P&E Mining Consultants Inc.

99.14	Consent of Eugenio Iasillo P. E. of Process Engineering L.L.C..

99.15	Consent of Mike Levy, P. Eng. of JDS Mining.

99.16	Consents of Zachary J. Black, SME-RM of Hard Rock Consulting

99.17	Consents of Jennifer J. Brown, SME-RM of Hard Rock Consulting

99.18	Consents of Jeffery W. Choquette, P.E. of Hard Rock Consulting

99.19	Consent of Dale Mah, P. Geo. of Endeavour Silver Corp

99.20	Consent of KPMG LLP

101	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:__/s/ Bradford Cooke

Name:  Bradford Cooke

Title:  Chief Executive Officer

Date: March 1, 2021