Form 40-F
period 2021-12-31
ENDEAVOUR SILVER CORP
filed 2022-03-10
CIK 1277866

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2021, 170,537,307 common shares of the Registrant were issued and outstanding.

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

Endeavour Silver Corp. (the "Company" or the "Registrant") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act (the "MJDS").  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

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

•     uncertainty as to duration and impact of the current novel coronavirus ("COVID-19") pandemic;

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

•     risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests

•     risks relating to financial instruments; and

•     risks relating to our securities

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

MINERAL RESOURCE AND RESERVE ESTIMATES

The Company's AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management's discussion and analysis for the fiscal year ended December 31,2021 filed as Exhibit 99.3 have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws.

As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in the Company’s AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management’s discussion and analysis for the fiscal year ended December 31, 2021 filed as Exhibit 99.3 concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2021, based upon the closing exchange rate as quoted by the Bank of Canada, was Cdn.$1.00 = US.$0.7888.

ANNUAL INFORMATION FORM

The Company's AIF for the fiscal year ended December 31, 2021 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management's discussion and analysis for the fiscal year ended December 31, 2021 ("MD&A") is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F or the documents incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2021, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31,2021.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2021, the Company's internal control over financial reporting was effective and no material weaknesses in the Company's internal control over financial reporting were discovered.

The Company is required to provide an auditor's attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2021.  In this annual report on Form 40-F, the Company's independent registered public accounting firm, KPMG LLP ("KPMG"), has provided its opinion as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2021.  KPMG has also audited the Company's financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor's Attestation Report

KPMG's attestation report on the Company's internal control over financial reporting is included in the Audited Consolidated Financial Statements filed in Exhibit 99.2 of this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Corporate Governance and Nominating Committee

The Company's Corporate Governance and Nominating Committee, established in accordance with section 303A.04 of the NYSE Listed Company Manual, is tasked with (a) developing and recommending to the Board of Directors corporate governance principles applicable to the Company; (b) identifying and recommending qualified individuals for nomination to the Board of Directors; and (c) providing such assistance as the Chair of the Board of Directors, if independent, or alternatively the lead director of the Board of Directors, may require.  The Corporate Governance and Nominating Committee is composed of three independent directors (as determined under Section 303A.02 of the NYSE Listed Company Manual): Rex McLennan (Chair), Geoffrey Handley, Mario Szotlender and Margaret Beck.  The Corporate Governance and Nominating Committee Charter is available on the Company's website at www.edrsilver.com.

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

•      Margaret Beck (Chair)
•      Rex McLennan
•      Ken Pickering
•      Ricardo Campoy

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

Audit Committee Financial Expert

The Company's Board of Directors has determined that Margaret Beck qualifies as a financial expert (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by KPMG LLP, Chartered Professional Accountants, the Company's independent registered public auditing firm, and its affiliates in each of the last two years.

	2021	2020
Audit Fees (1)	$708,584	$822,922
Tax Fees (2)	$0	$0
All other fees (3)	$0	$0
Total*	$708,584	$822,922

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2021 were pre-approved by the Audit Committee of the Company.  No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company's website, www.edrsilver.com within five business days of the amendment or waiver and will remain available for a twelve-month period and provided in print to any shareholder who requests them.  During the fiscal year ended December 31, 2021, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CASH REQUIREMENTS

The Company’s material cash requirements are discussed in management’s discussion and analysis for the fiscal year ended December 31,2021 filed as Exhibit 99.3 under the headings “Capital Requirements” and “Contractual Obligations”.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Shareholder Approval Requirement:  The Company will follow Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares and for the approval of equity plans. Following Toronto Stock Exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm's length.  Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The Company will also follow Toronto Stock Exchange rules for shareholder approval of the Company's equity compensation plans rather than NYSE requirements.  Under NYSE rules, shareholder approval is required for all equity compensation plans and any material revisions thereto.  For "Rolling" or "evergreen" equity plans, like the Company's, which reserve a set percentage of the Company's issued and outstanding shares under the plan, each increase pursuant to such formula is subject to shareholder approval unless the plan has a term of not more than ten years. TSX rules provide that all security based compensation arrangements must be approved by a listed issuer's security holders at a meeting. This applies not only to plans, but also to individual stock options and entitlements not granted pursuant to an arrangement. Security holder approval is also required for any amendment to an arrangement or entitlement (e.g. an individual option or award), unless the plan permits such amendment without security holder approval. For evergreen plans, the TSX requires shareholder approval within three years after institution and within every three years thereafter.

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the fiscal year ended December 31, 2021, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Annual Information

99.1.	Annual Information Form of the Company for the year ended December 31, 2021

99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

Independent Registered Public Accounting Firm's Reports on Consolidated Financial Statements and Effectiveness of Internal Control Over Financial Reporting (KPMG LLP, Vancouver, BC, Canada, Auditor Firm ID:85)

Consolidated Statements of Financial Position as of December 31, 2021 and 2020

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2021 and December 31, 2020

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2021 and December 31, 2020

Consolidated Statements of Cash Flow for the years ended December 31, 2021 and December 31, 2020

Notes to Consolidated Financial Statements

99.3.	Management's Discussion and Analysis

Certifications

99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Wood Canada Limited

99.9	Consents of Dale Mah, P. Geo. of Endeavour Silver Corp.

99.10	Consent of KPMG LLP

101	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:	/s/ Daniel Dickson
Name:	Daniel Dickson
Title:	Chief Executive Officer

Date: March 10, 2022