Form 40-F
period 2023-12-31
ENDEAVOUR SILVER CORP
filed 2024-03-11
CIK 1277866

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2023, 216,891,784 common shares of the Registrant were issued and outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:                  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).☐

EXPLANATORY NOTE

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

  risks related to the Ukraine-Russian and Israel-Palestine conflicts;

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

  uncertainty in the Company's ability to fund the development of its mineral properties or the completion of further exploration programs;

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

  risks related to volatility of global financial markets and the Company's share price;

  risks related to the Company's ability to acquire new projects and to successfully integrate the acquisitions;

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

  the Company operating in foreign jurisdictions, including political, economic, and regulatory instability;

  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests risks relating to financial instruments; and

  risks relating to our securities

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F, including in the Annual Information Form ("AIF") of the Company filed as Exhibit 99.1 to this annual report on Form 40-F and are incorporated by reference herein. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements and information are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

MINERAL RESOURCE AND RESERVE ESTIMATES

The Company's AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management's discussion and analysis for the fiscal year ended December 31,2023 filed as Exhibit 99.3 have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws.

As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in the Company's AIF filed as Exhibit 99.1 to this annual report on Form 40-F and management's discussion and analysis for the fiscal year ended December 31, 2023 filed as Exhibit 99.3 concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 29, 2023, based upon the closing exchange rate as quoted by the Bank of Canada, was Cdn.$1.00 = US.$0.7561.

ANNUAL INFORMATION FORM

The Company's AIF for the fiscal year ended December 31, 2023 is filed as Exhibit 99.1 to this annual report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report on Form 40-F and are incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's management's discussion and analysis for the fiscal year ended December 31, 2023 ("MD&A") is filed as Exhibit 99.3 to this annual report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company's securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F or the documents incorporated by reference herein.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2023, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective and no material weaknesses in the Company's internal control over financial reporting were discovered.

The Company is required to provide an auditor's attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2023. In this annual report on Form 40-F, the Company's independent registered public accounting firm, KPMG LLP ("KPMG"), has provided its opinion as to the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. KPMG has also audited the Company's financial statements included in this annual report on Form 40-F and issued a report thereon.

Auditor's Attestation Report

KPMG's attestation report on the Company's internal control over financial reporting is included in the Audited Consolidated Financial Statements filed in Exhibit 99.2 of this annual report on Form 40-F and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit Committee Financial Expert

The Company's Board of Directors has determined that Margaret Beck and Rex McLennan qualify as financial experts (as defined in Item 407 (d)(5)(ii) of Regulation S-K under the Exchange Act), has financial management expertise (pursuant to section 303A.07 of the NYSE Listed Company Manual) and is independent (as determined under Exchange Act Rule 10A-3 and section 303A.02 of the NYSE Listed Company Manual).

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The following table shows the aggregate fees billed to the Company by KPMG LLP, Chartered Professional Accountants, the Company's independent registered public auditing firm, and its affiliates in each of the last two years.

	2023	2022
Audit Fees (1)	$1,069,845	$914,934
Tax Fees (2)	$0	$0
All other fees (3)	$0	$0
Total*	$1,069,845	$914,934

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

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company's auditor for the fiscal year ended December 31, 2023 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

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

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company's website, www.edrsilver.com within five business days of the amendment or waiver and will remain available for a twelve-month period and provided in print to any shareholder who requests them. During the fiscal year ended December 31, 2023, the Company did not substantively amend, waive or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

CASH REQUIREMENTS

The Company's material cash requirements are discussed in management's discussion and analysis for the fiscal year ended December 31, 2023 filed as Exhibit 99.3 under the headings "Capital Requirements" and "Contractual Obligations".

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE CORPORATE GOVERNANCE

The Company's common shares are listed on the NYSE. Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provision of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

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

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). During the fiscal year ended December 31, 2023, the Company had no mines in the United States subject to regulation by MSHA under the Mine Act.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

The Company has adopted a compensation recovery policy effective October 2, 2023 (referred to as the "Incentive Compensation Clawback Policy") as required by NYSE listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Clawback Policy is filed as Exhibit 97 to this Form 40-F. At no time during or after the fiscal year ended December 31, 2023 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Clawback Policy and, as of December 31, 2023, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Clawback Policy to a prior restatement.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F:

Exhibit	Description

Incentive Compensation Recovery Policy

97	Incentive Compensation Clawback Policy

Annual Information

99.1.	Annual Information Form of the Company for the year ended December 31, 2023
99.2.	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:
Independent Registered Public Accounting Firm's Reports on Consolidated Financial Statements and Effectiveness of Internal Control Over Financial Reporting (KPMG LLP, Vancouver, BC, Canada, Auditor Firm ID:85)
Consolidated Statements of Financial Position as of December 31, 2023 and 2022
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2023 and December 31, 2022
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2023 and December 31, 2022
Consolidated Statements of Cash Flow for the years ended December 31, 2023 and December 31, 2022
Notes to Consolidated Financial Statements
99.3.	Management's Discussion and Analysis

Certifications

99.4.	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.5.	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8.	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.9.	Consent of Wood Canada Limited, co-author of the technical report entitled NI 43-101 Technical Report on the Feasibility Study of the Terronera Project Jalisco State, Mexico - Amended, dated May 15, 2023.
99.10	Consent of James Tod, P. Eng., co-author of the technical report entitled NI 43-101 Technical Report on the Feasibility Study of the Terronera Project Jalisco State, Mexico - Amended, dated May 15, 2023.
99.11	Consent of Paul Ivancie, P.G., co-author of the technical report entitled NI 43-101 Technical Report on the Feasibility Study of the Terronera Project Jalisco State, Mexico - Amended, dated May 15, 2023.

99.12	Consent of Humberto Preciado, P.E., co-author of the technical report entitled NI 43-101 Technical Report on the Feasibility Study of the Terronera Project Jalisco State, Mexico - Amended, dated May 15, 2023.
99.13	Consent of Kirk Hanson, P.E., co-author of the technical report entitled NI 43-101 Technical Report on the Feasibility Study of the Terronera Project Jalisco State, Mexico - Amended, dated May 15, 2023.
99.14	Consents of Dale Mah, P. Geo. of Endeavour Silver Corp., co-author of the technical reports entitled NI 43-101 Technical Report on the Feasibility Study of the Terronera Project Jalisco State, Mexico - Amended, dated May 15, 2023; NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico, dated December 14, 2022; and NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico, dated December 14, 2022.
99.15.	Consents of Donald Gray, SME-RM of Endeavour Silver Corp., co-author of the technical reports entitled NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico, dated December 14, 2022; and NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico, dated December 14, 2022.
99.16.	Consents of Richard A. Schwering, P.G., SME-RM., of Hard Rock Consulting, LLC, co-author of the technical reports entitled NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico, dated December 14, 2022; and NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico, dated December 14, 2022.
99.17.	Consent of Allan Armitage, Ph. D., P. Geo., of SGS Geological Services, author of the amended technical report entitled Mineral Resource Estimate for the Pitarrilla Ag-Pb-Zn Project, Durango State, Mexico, dated March 15, 2023.

101	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:	/s/ Daniel Dickson
Name:	Daniel Dickson
Title:	Chief Executive Officer

Date: March 11, 2024