Form 40-F/A
period 2025-12-31
ENDEAVOUR SILVER CORP
filed 2026-04-13
CIK 1277866

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F
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

This Amendment No. 1 (this "Amendment") amends the Annual Report on Form 40-F/A of Endeavour Silver Corp. (the "Company") originally filed with the Securities and Exchange Commission ("SEC") on March 30, 2026 (the "Original Annual Report"), solely to file the Company's Amended Annual Information Form dated April 10, 2026 ("Amended AIF"), which has been amended and filed with the securities regulators in Canada in order to correct certain inadvertent typographical errors contained in the table for Silver-Lead-Zinc Indicated Resources under Section 4.4, such that the corrected disclosure aligns with the applicable technical report and the Company's historical mineral resource disclosure. This Amendment consists solely of (i) a Cover Page, (ii) this Explanatory Note, (iii) an updated reference to the Amended Annual Information Form, (iv) an updated Exhibit Index, (v) new certifications required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed as Exhibits 99.4 and 99.5 hereto, (vi) updated consents from certain experts related to corrected information in the Amended AIF and (vii) a signature page. Because no updates to disclosure controls and procedures or internal control over financial reporting have been included in this Amendment, paragraphs 4 and 5 of the certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act have been omitted. The Company is also not including new certifications under Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002), as no financial statements are filed with this Amendment.

Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update, or restate the information in any item of the Original Annual Report or reflect any events that have occurred after the Original Annual Report was filed. Accordingly, this Amendment should be read in conjunction with the Original Annual Report.

ANNUAL INFORMATION FORM

The Company's Amended AIF for the fiscal year ended December 31, 2025 is filed as Exhibit 99.1 to this annual report on Form 40-F/A and is incorporated by reference herein.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report on Form 40-F/A:

Exhibit	Description

97*	Incentive Compensation Clawback Policy

Annual Information

99.1	Amended Annual Information Form of the Company for the year ended December 31, 2025

99.2**	The following audited consolidated financial statements of the Company, are exhibits to and form a part of this annual report:

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

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025 and December 31, 2024

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2025 and December 31, 2024

Consolidated Statements of Cash Flow for the years ended December 31, 2025 and December 31, 2024

Notes to Consolidated Financial Statements

99.3**	Management's Discussion and Analysis

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.5	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

99.6**	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7**	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8**	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

99.9**	Consent of Greg Baylock, SME-RM

99.10**	Consent of WSP USA Inc

99.11**	Consent of Paul Ivancie, P.G.

99.12**	Consent of Kirk Hanson, P.E.

99.13	Consent of Dale Mah, P. Geo.

99.14**	Consent of Donald Gray, SME-RM

99.15	Consent of Richard A. Schwering, P.G., SME-RM., of Hard Rock Consulting, LLC

99.16	Consent of Allan Armitage, Ph. D., P. Geo., of SGS Geological Services

99.17**	Consent of Ben Eggers, MAIG, P. Geo of SGS Geological Services

99.18**	Consent of Henri Gouin, P. Eng. Of SGS Geological Services

99.19**	Consent of Henry Kim, P. Geo

99.20**	Consent of Alan Drake, P.L. Eng.

101**	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH**	Inline XBRL Taxonomy Extension Schema Document

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed as an exhibit to the Registrant's Annual Report on Form 40-F for the year ended December 31, 2023 and incorporated herein by reference.
**Filed as an exhibit to the Registrant's Original Annual Report of Form 40-F filed on March 30, 2026 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENDEAVOUR SILVER CORP.

By:	/s/ Daniel Dickson
Name:	Daniel Dickson
Title:	Chief Executive Officer

Date: April 10, 2026